Exhibit 2.7

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION OF

LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the Chief Executive Officer and President of Lyons Bancorp, Inc., pursuant to Section 805 of the New York Business Corporation Law, does hereby certify as follows:

1.       The name of the corporation is Lyons Bancorp, Inc. (the “Corporation”)

2.       The Certificate of Incorporation of the Corporation was filed by the Department of State on April 15, 1987.

3.       The Certificate of Incorporation, as now in full force and effect, is amended, as authorized by Section 801 of the New York Business Corporation Law (the “NYBCL”), to fix the rights, preferences and limitations of a new series of the Corporation’s preferred shares, par value $0.50 per share (the “Preferred Stock”), to be designated “Series A Non-Cumulative Convertible Preferred Stock.” To accomplish the foregoing amendment, Paragraph 4 of the Certificate of Incorporation, as heretofore amended, is hereby amended by adding thereto new Paragraph 4.D to read in its entirety as follows:

“D.     Designation of Series A Non-Cumulative Convertible Preferred Stock. There shall be a series of Preferred Stock with the following terms, preferences, limitations, and relative rights, in addition to those otherwise expressed in this Certificate of Incorporation or any amendment thereto.

(i)       Designation. The designation of such series is “Series A Non-Cumulative Convertible Preferred Stock” (“Series A Preferred Stock”).

(iii)     Number of Shares. The number of shares of Series A Preferred Stock shall be 5,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock that have not been designated as another series of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors.

(iii)       Definitions. As used herein with respect to the Series A Preferred Stock:

“Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the City of New York arc not authorized or obligated by law, regulation or executive order to close.

“Dividend Parity Stock” has the meaning assigned to such term in Section (iv)(f)(II).

“Dividend Payment Date” has the meaning assigned to such term in Section (iv)(a).

“Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date (except that the first Dividend Period (i) for the initial issuance of Series A Preferred Stock shall commence upon (and include) the Original Issue Date and (ii) for Series A Preferred Stock issued after the Original Issue Date, shall commence upon (and include) the applicable Start Date).

“Dividend Rate” means a rate per annum equal to 5.00%.

“Dividend Record Date” has the meaning assigned to such term in Section (iv)(a).

“Junior Stock” means the Common Stock and any class or series of the Corporation’s capital stock currently existing or hereafter authorized other than Senior Stock and Parity Stock.

“Liquidation Event” has the meaning assigned to such term in Section (vii)(a).

“Optional Redemption” has the meaning assigned to such term in Section (vi)(a).

“Original Issue Date” means the initial date of issuance of shares of Series A Preferred Stock.

“Original Issue Price” means $1,000,00 per share.

“Parity Stock” means any class or series of the Corporation’s capital stock currently existing or hereafter authorized that is expressly stated to be on parity with the Series A Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Person” means any individual, corporation, partnership, joint venture, trust, limited liability company or corporation, unincorporated organization or government or any agency or political subdivision thereof.

“Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Board of Governors of the Federal Reserve System and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the Original Issue Date; (ii) any proposed change in those laws or regulations that is announced after the Original Issue Date; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the Original Issue Date, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation preference of the shares of Series A Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy regulations of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding.

“Regulatory Event Redemption” has the meaning assigned to such term in Section (vi)(b).

“Senior Stock” means any class or series of the Corporation’s capital stock currently existing or hereafter authorized that is expressly stated to be senior to the Series A Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Start Date” means, for each share of Series A Preferred Stock, (x) the Original Issue Date, if such share was issued on the Original Issue Date, (y) if such share was not issued on the Original Issue Date, the date of issue, if issued on a Dividend Payment Date, or (z) otherwise, the most recent Dividend Payment Date preceding the date of issue of such share.

(iv)       Dividends.

(a)       Dividend Payment Dates, Dividend Rate, Etc. Holders of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, or a duly authorized committee of the Board of Directors, but only out of funds legally available therefor, cash dividends at the Dividend Rate applied to the Original Issue Price per share of Series A Preferred Stock, computed in accordance with Section (iv)(c) and payable quarterly in arrears on the 15th day of each March, June, September and December in each year (each such date a “Dividend Payment Date”), commencing on March 15, 2017, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than sixty (60) nor less than ten (10) days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors or such committee in advance of payment of each particular dividend (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. Notwithstanding any other provision hereof, dividends on the Series A Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy rules or regulations.

(b)       Business Day Convention. If a Dividend Payment Date is not a Business Day, the applicable dividend will be paid on the first Business Day following that day without adjustment in the amount of the dividend per share of Series A Preferred Stock.

(c)       Dividend Computation. Dividends payable on the Series A Preferred Stock in respect of each Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(d)       Dividends Non-Cumulative. Dividends on shares of the Series A Preferred Stock shall not be cumulative. To the extent that any dividends on the shares of the Series A Preferred Stock for any Dividend Period are not declared and paid, in full or otherwise, on the related Dividend Payment Date, then such unpaid dividends shall not cumulate and shall cease to accrue and be payable, and the Corporation shall have no obligation to pay, and the holders of Series A Preferred Stock shall have no right to receive, dividends accrued for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends not declared, whether or not dividends are declared for any subsequent Dividend Period with respect to the Series A Preferred Stock.

(e)       Priority of Dividends.

(I)       So long as any of the shares of the Series A Preferred Stock are outstanding, (A) no dividends (other than dividends payable on Junior Stock in Junior Stock and (ii) cash in lieu of fractional shares in connection with any such dividend) shall be paid or declared, in cash or otherwise, nor shall any other distribution be made, on the Common Stock or on any other Junior Stock and (B) the Corporation shall not purchase, redeem or otherwise acquire for consideration any Junior Stock or shares of any other series of Preferred Stock, unless, in either case (A) or (B), on the payment date for such dividend, purchase, redemption, or other acquisition, (a) the Corporation shall not be in default on its obligation to redeem any of the shares of its Series A Preferred Stock called for redemption, and (b) dividends in an amount computed in accordance with Section (iv)(a) for each share of Series A Preferred Stock as of the Dividend Payment Date for the then current Dividend Period have been paid or declared and funds set aside therefore.

(II)       On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and on any other class or series of Preferred Stock of the Corporation ranking on a parity with Series A Preferred Stock as to payment of dividends (any such class or series being herein referred to as “Dividend Parity Stock”), all dividends paid or declared for payment on that Dividend Payment Date with respect to the Series A Preferred Stock and any Dividend Parity Stock shall be shared (1) first ratably by the holders of such shares, if any, who have the right to receive dividends with respect to dividend periods prior to the then current Dividend Period (which shall not include the Series A Preferred Stock) but for which such dividends were (i) not declared and paid or (ii) declared but not paid, in proportion to the respective amounts of such undeclared and/or unpaid dividends relating to prior Dividend Periods, and (2) thereafter by the holders of shares of Series A Preferred Stock and Dividend Parity Stock on a pro rata basis.

(V)       Conversion

(a)       Right to Convert. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and Without payment of any conversion price or other consideration into twenty-four (24) fully paid and non-assessable shares of Common Stock, subject to adjustment as set forth in Section (v)(e) (the “Series A Conversion Rate”).

(b)       Conversion Procedure. The right to convert shares of Series A Preferred Stock under this Section (v) may be exercised as to all or a portion of a holder’s shares of Series A Preferred Stock. Each holder of shares of Series A Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section (v) shall surrender the certificate or certificates therefor (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit reasonably acceptable to the Corporation and, if requested by the Corporation at its discretion, a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of Common Stock upon the conversion of the shares of Series A Preferred Stock represented thereby), duly endorsed, together with a conversion notice that states (i) that the holder elects to convert the same, and (ii) the number of shares of Series A Preferred Stock being converted. Promptly thereafter, the Corporation shall issue and deliver to the holder a certificate or certificates for the number of shares of Common Stock to which the holder is entitled (and pay in cash the value of any fractional share of Common Stock otherwise issuable, as set forth in Section (v)(d)). If the right to convert is exercised as to fewer than all of the holder’s shares of Series A Preferred Stock, the Corporation will issue to the record holder of the converted shares of Series A Preferred Stock one or more certificates for the remaining shares of Series A Preferred Stock.

(c)       Effective Time of Conversion. Each conversion will be deemed to have been effective immediately prior to the close of business on the date on which the holder shall surrender the certificate or certificates representing shares of Series A Preferred Stock to be converted or an affidavit of lost certificate as the case may be, duly endorsed, at the office of the Corporation (or any transfer agent designated by the Corporation) and shall give the conversion notice to the Corporation (the “Series A Conversion Date”). The person(s) in whose name(s) any certificate(s) for shares of Common Stock will be issuable upon the conversion will be deemed to have become the holder(s) of record of the shares of Common Stock on the Series A Conversion Date.

(d)       No Fractional Shares. No fractional share shall be issued upon the conversion of any shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion as determined in good faith by the Board of Directors.

(c)       Adjustment to Series A Conversion Rate

(I)       If the Corporation at any time or from time to time shall (A) declare a dividend, or make a distribution, on the shares of Common Stock in shares of Common Stock; or (B) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock; or (C) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then the Series A Conversion Rate shall be proportionately adjusted at the time of the record date for the dividend or distribution or the effective date of the subdivision or a combination to the number of shares of Common Stock that a holder of a share of Series A Preferred Stock would have owned immediately following such action had such share of Series A Preferred Stock been converted immediately prior thereto.

(II)       If at any time or from time to time there shall occur any reorganization, recapitalization, reclassification, consolidation or merger (other than a subdivision or combination of shares provided for in Section (v)(e)(I)) involving the Corporation in which the shares of Common Stock are converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall be convertible (in lieu of the shares of Common Stock into which it was convertible prior to such event) into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section (v) with respect to the rights and interests thereafter of the holders of the shares of Series A Preferred Stock, to the end that the provisions set forth in this Section (v) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the shares of Series A Preferred Stock.

(III)       Upon the occurrence of each adjustment or readjustment of the Series A Conversion Rate pursuant to this Section (v)(e), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of shares of Series A Preferred Stock a certificate executed by the Corporation’s President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of shares of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of one share of Series A Preferred Stock.

(f)       Notice of Corporate Actions. Upon (A) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (B) any capital reorganization of. the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of shares of Series A Preferred Stock at least ten (10) days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such reorganization, reclassification, transfer, consolidation, merger, or dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed as to when the holders of record of shares of Common Stock (or other securities) shall be entitled to exchange their shares of shares of Common Stock (or other securities) for securities or other property deliverable upon such or reorganization, reclassification, transfer, consolidation, merger, or dissolution, liquidation or winding up.

(g)       Taxes. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(h)       Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(vi)       Redemption.

(a)       Optional Redemption. Subject to the further terms and conditions provided herein, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may, upon notice given as provided in Section (vi)(b), redeem shares of the Series A Preferred Stock at the time outstanding in whole or in part, from time to time, on any Dividend Payment Date beginning on the fifth (5th) anniversary of the Original Issue Date (“Optional Redemption”).

(b)       Regulatory Event Redemption Notwithstanding the foregoing, within ninety (90) days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, at any time, all (but not less than all) of the shares of Series A Preferred Stock at the time outstanding, upon notice given as provided in Section (vi)(d) at the redemption price applicable on such date of redemption (“Regulatory Event Redemption”).

(c)       Redemption Price.

(I)       In the case of an Optional Redemption, the redemption price per share of Series A Preferred Stock shall be cash in an amount equal to (i) 105.0% of the Original Issue Price plus an amount equal to any declared and unpaid dividends for any prior Dividend Periods if redeemed on or after the fifth (5th) anniversary of the Original Issue Date but prior to the sixth (6th) anniversary of the Original Issue Date, (ii) 104.0% of the Original Issue Price plus an amount equal to any declared and unpaid dividends for any prior Dividend Periods if redeemed on or after the sixth (6th) anniversary of the Original Issue Date but prior to the seventh (7th) anniversary of the Original Issue Date, (iii) 103.0% of the Original Issue Price plus an amount equal to any declared and unpaid dividends for any prior Dividend Periods if redeemed on or after the seventh (7th) anniversary of the Original Issue Date but prior to the eighth (8th) anniversary of the Original Issue Date, (iv) 102.0% of the Original Issue Price plus an amount equal to any declared and unpaid dividends for any prior Dividend Periods if redeemed on or after the eighth (8th) anniversary of the Original Issue Date but prior to the ninth (9th) anniversary of the Original Issue Date, (v) 101.0% of the Original Issue Price plus an amount equal to any declared and unpaid dividends for any prior Dividend Periods if redeemed on or after the ninth (9th) anniversary of the Original Issue Date but prior to the tenth (10th) anniversary of the Original Issue Date and (vi) 100.0% of the Original Issue Price plus an amount equal to any declared and unpaid dividends for any prior Dividend Periods if redeemed on or after the tenth (10th) anniversary of the Original Issue Date.

(II)       In the case of a Regulatory Event Redemption, the redemption price per share of Series A Preferred Stock shall be cash in an amount equal to the Original Issue Price plus an amount equal to (i) any declared and unpaid dividends for any prior Dividend Periods plus (ii) any accrued but unpaid and undeclared dividends for the Dividend Period in which the redemption date occurs (if applicable) multiplied by a fraction, the numerator of which is the number of days in such Dividend Period prior to the redemption date, and the denominator of which is the total number of days in such Dividend Period.

(III)       Any declared but unpaid dividends payable on a redemption date that occurs subsequent to a Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section (iv) above.

(IV)       The Series A Preferred Stock will not be subject to any sinking fund or other obligation of the Corporation to redeem, repurchase or retire the Series A Preferred Stock.

(d)       Notice of Redemption. Notice of every redemption of shares of Series A Preferred Stock shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least thirty (30) days and not more than sixty (60) days before the date fixed for redemption. Any notice mailed as provided in this Section (vi)(d) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, and failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Notwithstanding the foregoing, if the Series A Preferred Stock or any depositary shares representing interests in the Series A Preferred Stock are issued in book-entry form through The Depositary Trust Company or any other similar facility, notice of redemption may be given to the holders of Series A Preferred Stock at such time and in any manner permitted by such facility. Each notice shall state (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares to be redeemed from the holder; (iii) the redemption price; and (iv) the place or places where the shares of Series A Preferred Stock are to be surrendered for payment of the redemption price.

(e)       Partial Redemption. In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot. Subject to the provisions hereof, the Board of Directors or such committee shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time.

(f)       Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been segregated by the Corporation, separate and apart from its other funds, and held in trust by the Corporation (or at the option of the Corporation with a payment agent selected by the Corporation at its sole discretion) for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(vii)       Liquidation Rights.

(a)       Liquidation. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation or a Deemed Liquidation Event (as defined below) (each a “Liquidation Event”), the holders of Series A Preferred Stock shall be entitled to receive, out of the net assets of the Corporation legally available for distribution to stockholders, subject to the rights of the holders of any Senior Stock and Parity Stock and before any distribution to the holders of shares of Common Stock or any other Junior Stock, for each share of Series A Preferred Stock, an amount (the “Series A Liquidation Amount”) equal to (i) the Original Issue Price plus (ii) any declared and unpaid dividends for any prior Dividend Periods plus (iii) any declared and unpaid dividends for the Dividend Period in which the Liquidation Event occurs (if applicable) multiplied by a fraction, the numerator of which is the number of days in such Dividend Period prior to the date of the Liquidation Event, and the denominator of which is the total number of days in such Dividend Period.

(b)       Partial Payment. If the net assets of the Corporation legally available for distribution to stockholders in connection with a Liquidation Event are insufficient to permit the payment in full of the Series A Liquidation Amount to the holders of the Series A Preferred Stock and amount then payable to the holders of any Parity Stock, then the assets legally available for distribution to holders of the Series A Preferred Stock and any Parity Stock shall be distributed ratably to the holders of the Series A Preferred Stock and each such other series of Preferred Stock in proportion to the full preferential amounts payable on their respective shares upon the Liquidation Event.

(c)       Deemed Liquidation Events.

(I)       Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of a majority of the shares of Series A Preferred Stock outstanding elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

(A)       a merger or consolidation in which the Corporation or a subsidiary of, the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(B)       the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(II)       Effecting a Deemed Liquidation Event.

(A)       The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (vii)(a) and (vii)(b).

(B)       In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the NYBCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to this Section to require the redemption of such shares of Series A Preferred Stock and, if the holders of a majority of the shares of Series A Preferred Stock then outstanding request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors and subject to the rights of any Senior Stock and Parity Stock), together with any other assets of the Corporation legally available for distribution to its stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under New York State law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section (vii)(c)(II)(B), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event, to satisfy obligations to holders of any Senior Stock in connection with such Deemed Liquidation Event or in the ordinary course of business.

(III)       Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

(IV)       Allocation of Escrow. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (vii)(a) and (vii)(b) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (vii)(a) and (vii)(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

(viii)       Voting Rights.

(a)       So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Stock outstanding at the time (voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of Senior Stock or winding up, or reclassify any authorized shares of capital stock of the Corporation into Senior Stock, or (ii) amend, alter or repeal the provisions of this Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, that (A) with respect to the occurrence of any event set forth in clause (ii) above (I) so long as the shares of the Series A Preferred Stock outstanding immediately prior to such event remain outstanding immediately thereafter with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued having immediately after such event the same terms as the Series A Preferred Stock as in effect immediately prior to such event, in each case taking into account that upon the occurrence of an event the Corporation may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof and (II) the occurrence of any Deemed Liquidation Event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof if the applicable Merger Agreement complies with the requirements of Section (vii)(c)(II)(A); and (B) any increase in the amount of the authorized Common Stock or Preferred Stock or the creation or issuance of any Junior Stock or Parity Stock (whether dividends on such Junior Stock or Parity are cumulative or non-cumulative), shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(b)       On any matter on which the holders of the Series A Preferred Stock shall be entitled to vote (as provided herein or by applicable law), including any action by written consent, each share of Series A Preferred Stock shall have one vote per share.

(c)       The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series A Preferred Stock to effect such redemption.

(d)       The holders of Series A Preferred Stock shall not have any voting rights except as set forth in this Section (viii) or as otherwise required by law.

(ix)       Rights Offerings. If the Corporation shall, while any Series A Preferred Stock is outstanding, issue rights to all holders of the Common Stock entitling them to purchase shares of Common Stock (a “Rights Offering”) then each holder of Series A Preferred Stock shall be entitled to participate in the Rights Offering together with the holders of Common Stock on an as converted basis.

(x)       Other Rights. The shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation.

(xi)       Additional Preferred Stock. The Corporation may authorize and issue additional shares of Junior Stock and on any other class or series of Preferred Stock of the Corporation ranking on a parity with Series A Preferred Stock with respect to payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets upon liquidation, dissolution or winding up of the Corporation, without the consent of the holders of the Series A Preferred Stock.”

4.       This Certificate of Amendment was authorized by resolutions duly adopted by the Board of Directors pursuant to authority granted to the Board under Paragraph 4, Subsection C of the Certificate of Incorporation of the Corporation, and in accordance with Section 502(c) of the NYBCL.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in the name and on behalf of Lyons Bancorp, Inc., on December 21, 2016, and docs affirm, under the penalties of perjury, that the statements contained herein have been examined and are true, correct and complete.

LYONS BANCORP, INC.

By:	/s/ Robert Schick
Name:	Robert Schick
Title:	Chief Executive Officer and President

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION OF

LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED DEC 22 2016
WOODS OVIATT GILMAN LLP
700 Crossroads Building	TAX $
Rochester, New York 14614	BY: